Filed Pursuant to Rule 424(b)(7)
 Registration No. 333-267148
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated September 7, 2022)

CIVEO CORPORATION

1,879,292 Common Shares

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, dated September 7, 2022, as may be amended and supplemented from time to time (the “prospectus”), relating to the offer, resale or other disposition from time to time by the selling shareholders named in the section of this Prospectus Supplement entitled “Selling Shareholders,” of up to 1,879,292 common shares of Civeo Corporation held by the selling shareholders named herein (the “selling shareholders”) that may be offered and sold from time to time in one or more offerings by the selling shareholders.
We are filing this Prospectus Supplement to supplement and amend the “Selling Shareholders” table, along with the applicable footnotes, on page 8 of the prospectus to reflect the transfer of common shares from Torgerson Family Trust, which was previously identified in the prospectus, to Torlowna Investments Ltd.
This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus.
Our common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CVEO.” The last reported sale price of our common shares on February 8, 2023, as reported by the NYSE, was $35.17 per share.
 Investing in our securities involves risks. Please carefully review the information under the heading “Risk Factors” on page 1 of the prospectus. In addition, risks associated with any investment in our securities may be described in an applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 1 of the prospectus.
  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether the prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is February 8, 2023.

SELLING SHAREHOLDERS
This prospectus relates to up to 1,879,292 common shares, subject to any appropriate adjustment as a result of any share subdivision, split, combination or other reclassification of our common shares, held by the selling shareholders. 1,504,539 of such common shares were issued upon conversion of 5,425 Class A Series 1 Preferred Shares of Civeo Corporation (the “Class A Series 1 Preferred Shares”) issued pursuant to that certain Share Purchase Agreement, dated November 26, 2017, as amended (the “Purchase Agreement”), by and between Civeo Corporation and Noralta Lodge Ltd., Torgerson Family Trust, 2073357 Alberta Ltd., 2073358 Alberta Ltd., 1818939 Alberta Ltd., 2040618 Alberta Ltd., 2040624 Alberta Ltd., 989677 Alberta Ltd. and Lance Torgerson (collectively, the “sellers”). The remaining 374,753 common shares have been deposited into escrow with Alliance Trust Company under the terms of an escrow agreement to support the sellers’ indemnification obligations under the Purchase Agreement. We refer to these common shares as the “Escrow Shares.”
On December 23, 2022, Torgerson Family Trust transferred 1,719,188 common shares, consisting of (i) 214,649 Escrow Shares and (ii) the 1,504,539 common shares issued upon conversion of the Class A Series 1 Preferred Shares, to Torlowna Investments Ltd. In connection with such transfer, Torlowna Investments Ltd. agreed to be bound by that certain Registration Rights, Lock-Up and Standstill Agreement, dated April 2, 2018 (the “Registration Rights Agreement”), by and among Civeo Corporation, Torgerson Family Trust and 989677 Alberta Ltd. 3,617 Class A Series 1 Preferred Shares held by Torgerson Family Trust were repurchased by Civeo Corporation effective October 30, 2022.
The information contained in the table below in respect of the selling shareholders (including the number of common shares beneficially owned and the number of common shares offered) has been obtained from the selling shareholders and has not been independently verified by us. We may supplement this prospectus from time to time in the future to update or change this list of selling shareholders and the number of common shares that may be offered and sold by them. The registration for resale of the common shares does not necessarily mean that the selling shareholders will sell all or any of these common shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, common shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which they provided the information set forth in the table below.
The information set forth in the following table regarding the beneficial ownership after resale of the common shares is based upon the assumption that the selling shareholders will sell all of the common shares beneficially owned by them that are covered by this prospectus. The ownership percentage indicated in the following table is based on 15,217,501 outstanding common shares as of February 8, 2023. Except as indicated in the footnotes to the table below, to our knowledge, the selling shareholders have the sole voting and investment power with respect to all securities beneficially owned by them. Unless otherwise described below or in the documents incorporated by reference, to our knowledge, none of the selling shareholders has held any position or office or had any material relationship with Civeo during the three years prior to the date of this prospectus.

	Common shares beneficially owned prior to the offering		Common shares to be offered	Common shares beneficially owned after the offering
Name of selling shareholder	Number	Percentage		Number	Percentage
Torlowna Investments Ltd. (1)	1,719,188	11.3%	1,719,188	—	—
989677 Alberta Ltd. (2)	160,104	1.1%	160,104	—	—

(1) Includes 214,649 Escrow Shares. Torlowna Investments Ltd. may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,719,188 shares held directly by Torlowna Investments Ltd. Lance Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,719,188 shares held directly by Torlowna Investments Ltd. As the spouse of Lance Torgerson, who is sole director and indirect beneficial owner of all of the voting shares of Torlowna Investments Ltd., Tammy Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,719,188 shares held directly by Torlowna Investments Ltd. Tammy Torgerson disclaims beneficial ownership, voting power, and power to dispose of the 1,719,188 shares held directly by Torlowna Investments Ltd. and indirectly by her spouse, Lance Torgerson.
(2) Consists of 160,104 Escrow Shares. 989677 Alberta Ltd. may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 160,104 shares held directly by 989677 Alberta Ltd. As direct owner of all of the voting shares of 989677 Alberta Ltd., Svenco Investments Ltd. may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 160,104 shares held directly by 989677 Alberta Ltd. As sole director and indirect beneficial owner of all of the voting shares of 989677 Alberta Ltd., Lance Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 160,104 shares held directly by 989677 Alberta Ltd. As the spouse of Lance Torgerson, who is sole director and indirect beneficial owner of all of the voting shares of 989677 Alberta Ltd., Tammy Torgerson may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 160,104 shares held directly by 989677 Alberta Ltd. Tammy Torgerson disclaims beneficial ownership, voting power, and power to dispose of the 160,104 shares held directly by 989677 Alberta Ltd. and indirectly by her spouse, Lance Torgerson.

Registration Rights Agreement

On April 2, 2018, in connection with our acquisition of Noralta Lodge Ltd. (the “Acquisition”), we entered into the Registration Rights Agreement with the selling shareholders, pursuant to which we agreed that, as soon as practicable following the date that is 18 months after the date of the Registration Rights Agreement, but in no event more than 30 days thereafter, we will use commercially reasonable efforts to prepare and file a shelf registration statement to register the common shares held by the selling shareholders upon the closing of the Acquisition (including any common shares held in escrow) and any common shares issued upon conversion of the Class A Series 1 Preferred Shares held by the selling shareholders upon the closing of the Acquisition (including any Class A Series 1 Preferred Shares held in escrow). We were obligated to cause such shelf registration statement to be declared effective by the SEC within 150 days after filing, and we satisfied this obligation.

The selling shareholders are subject to customary standstill restrictions, including a restriction on the purchase of additional common shares, and a restriction on voting their common shares that limits the voting by such holders of common shares (including common shares held in escrow) in excess of 15% of the voting power of the outstanding common shares, which will be voted consistently with all other Civeo shareholders (other than the selling shareholders). In addition, the selling shareholders have agreed not to, directly or indirectly, (i) solicit shareholders for the approval of any shareholder proposals, (ii) propose or seek to effect a change of control of Civeo, (iii) engage in a proxy solicitation involving Civeo, or (iv) form, join or otherwise participate in a group or voting trust with respect to common shares (other than a group comprised solely of selling shareholders, their affiliates and permitted transferees) for the purpose of acquiring, holding, voting or disposing of common shares. The restrictions described in the preceding sentence shall not apply if Civeo has entered into a definitive agreement, the consummation of which would result in a change of control of Civeo, or any person has commenced a public tender or exchange offer which if consummated would result in a change of control of Civeo. The standstill and voting restrictions in the Registration Rights Agreement shall terminate at such time as the common shares owned by the selling shareholders in the aggregate no longer constitute at least five percent of the common shares then outstanding (calculated assuming conversion of all of the outstanding Class A Series 1 Preferred Shares) or upon specified bankruptcy or change of control events.

The selling shareholders’ registration rights are subject to certain customary limitations, including our right to delay or withdraw a registration statement under certain circumstances. We generally will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes or stamp or other duties attributable to a selling shareholder’s sale or other disposition of the common shares. In addition, we will pay the reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the selling shareholders participating in any public offering.

Each selling shareholder has agreed to not transfer any of its common shares or Class A Series 1 Preferred Shares for a period of 18 months after the date of the Registration Rights Agreement, subject to certain exceptions, including transfers to affiliates. After the 18-month restricted period, any selling shareholder will be permitted to transfer its common shares in any public offering or in a sale transaction pursuant to and in accordance with Rule 144 under the Securities Act so long as no such transfer, when taken together with any and all other transfers during the period of 90 consecutive days ending on the date of such transfer, involves a number of common shares in excess of 10 percent of the number of such selling shareholder’s common shares issued to such selling shareholder in connection with the Acquisition (calculated assuming conversion of such selling shareholder’s Class A Series 1 Preferred Shares, if any). The foregoing transfer restrictions will not apply to a transfer in a public offering pursuant to a piggyback registration statement. In addition, no selling shareholder may transfer any common shares or Class

A Series 1 Preferred Shares to any competitor of Civeo or any person, whether individually or as part of a group, that would then have the right to vote more than ten percent of the common shares then outstanding, other than transfers in an underwritten public offering or in a market transaction pursuant to Rule 144.